SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated December 18, 2017

Item 1

MATERIAL FACT

Banco Santander, S.A. (“Santander”) has been informed by the European Central Bank (“ECB”) on its decision regarding prudential minimum capital requirements as of 1st of January 2018, following the results of the Supervisory Review and Evaluation Process (SREP).

The ECB decision requires that Santander maintains a Common Equity Tier 1 (CET1) phased-in ratio of at least 8.655% on a consolidated basis. This requirement compares to Santander’s last reported consolidated CET1 ratio of 12.18% as of 30 September 2017.

This CET1 capital requirement of 8.655% includes: the Pillar 1 requirement (4.5%); the Pillar 2 requirement (1.5%); the capital conservation buffer (1.875%); the requirement deriving from its consideration as a global systemic financial institution (0.75%); and the counter-cyclical buffer (0.03%).

On an individual basis the ECB requires that Santander maintains a CET1 phased-in ratio of at least 7.875%. This requirement compares to Santander’s last reported individual CET1 ratio of 18.01% as of 30 September 2017.

Additionally, and once considered the minimum Pillar 1 requirement of Additional Tier 1 (1.5%) and Tier 2 (2%), Santander is required to maintain a total capital phased-in ratio of at least 12.155% on a consolidated basis and 11.375% on an individual level. These requirements compare to Santander’s last reported total capital ratios as of 30 September 2017 of 14.89% and 21.75%, respectively.

On a fully loaded basis, the consolidated requirements amount to 9.53% CET1, and 13.03% Total Capital. Santander’s capital ratios as of 30 September 2017 were 10.80% and 14.38%, respectively.

Taking into account Santander’s consolidated and individual current capital levels, these capital requirements do not imply any limitations on distributions in the form of dividends, variable remuneration and coupon payments to holders of Additional Tier 1 instruments.

Boadilla del Monte (Madrid), 18 December 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 18, 2017	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer